June 19, 2017

VIA EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Diamondback Energy, Inc. (the “Registrant”) and Diamondback E&P LLC and

Diamondback O&G LLC (“Co-Registrants” and, together with the Registrant, the “Registrants”)

Registration Statement on Form S-4

File No. 333-217479

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-217479), initially filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on April 26, 2017. Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrants respectfully request that the effective date for the Registration Statement be accelerated to June 21, 2017 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

The Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

500 West Texas, Suite 1200, Midland, Texas, tel. (432) 221-7400/diamondbackenergy.com

United States Securities and Exchange Commission

June 19, 2017

Sincerely,

Diamondback Energy, Inc.

/s/ Randall J. Holder
Randall J. Holder
Executive Vice President, Secretary and General Counsel

Diamondback E&P LLC

/s/ Randall J. Holder
Randall J. Holder
Executive Vice President, Secretary and General Counsel

Diamondback O&G LLC

/s/ Randall J. Holder
Randall J. Holder
Executive Vice President, Secretary and General Counsel

cc:	Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP